SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”), as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, line 4a, schedule of delinquent participant contributions and schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2013 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton L.L.P.

Houston, Texas

June 6, 2014

Report of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan), as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

July 1, 2013

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$138,203,318	$109,692,631
Notes receivable from participants	5,620,552	4,697,195
Due from broker for securities sold	470,260	8,627

Total assets	144,294,130	114,398,453

Liabilities:
Due to broker for securities purchased	(102,681)	(3,215)

Total liabilities	(102,681)	(3,215)

Net assets reflecting investments at fair value	144,191,449	114,395,238
Adjustment from fair value to contract value for fully benefit – responsive investment contracts	217,496	(24,428)

Net assets available for benefits	$144,408,945	$114,370,810

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets available for benefits attributed to:
Investment income:
Investment interest	$661
Dividends	5,141,039
Net appreciation in fair value of mutual funds	11,330,405
Net appreciation in fair value of common stock	4,375,514
Net appreciation in fair value of common/collective trust fund	27,211

Total investment income	20,874,830
Contributions:
Participant contributions	12,380,286
Company contributions	4,124,718
Participant rollover contributions	745,740

Total contributions	17,250,744
Interest income on notes receivable from participants	214,575

Total additions	38,340,149

Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	8,168,807
Administrative fees	133,207

Total deductions	8,302,014

Net increase in net assets available for benefits	30,038,135
Beginning of year	114,370,810

End of year	$144,408,945

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(1) Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the “Company” or “Team”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of the Company. The Board of Directors of the Company voted to appoint Fidelity Management Trust Company (the “Trustee”) as the trustee, Fidelity Institutional Operations Company, Inc. as the record keeper and Morgan Stanley as investment advisor for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees become eligible to participate in the Plan on the first day following completion of one month of service. Newly eligible employees are automatically enrolled at a 4% deferral rate of eligible pay unless the employee declines participation or elects a deferral percentage. Automatic enrollment contributions begin as soon as administratively feasible on or after 30 days following the participant’s date of hire.

(c) Contributions

Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the plan document. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution on a pre-tax basis to $17,500 in 2013. Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Company makes non-discretionary matching employer contributions in an amount equal to 50% of the participant’s contribution, up to a limit of 6% of the participant’s eligible pay each pay period. For the year ended December 31, 2013, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($5,500 for 2013). Participants may also transfer into the Plan amounts representing qualified rollovers from other qualified plans. Participants may change their contribution rates at the beginning of each payroll period.

(d) Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e) Investments

Participants may direct the investment of their contributions into mutual funds, a money market fund, a common/collective trust fund or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participants have elected to allocate their contributions. Participants may change investment options at any time.

(f) Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching employer contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Years of service with predecessor employers acquired by Team are recognized for vesting service, as defined in the plan document.

Forfeited balances of terminated participants are used to reduce future matching employer contributions or to pay administrative expenses of the Plan. At December 31, 2013 and 2012, forfeited nonvested accounts totaled approximately $27,000 and $142,000, respectively. Forfeitures utilized to reduce future matching employer contributions and to pay administrative expenses totaled $507,000 and $169,000 in 2013 and 2012, respectively.

(g) Notes Receivable from Participants

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates of Prime plus 1% at the time of the loan and are charged a one-time fee of $125. All loans must be repaid through payroll deduction within five years, except where a loan is used to purchase a principal residence, which are payable within ten years. Principal and interest are paid ratably through payroll deductions. Interest rates range from 4.25% to 9.25% and maturity dates range from January 2014 to July 2038 on loans outstanding at December 31, 2013. Merged plans may include loans that are payable in a time period that is greater than ten years.

(h) Payment of Benefits

On termination of service due to death, total disability or retirement, a participant becomes fully vested and may elect to receive the balance in his or her account. Normal retirement age under the Plan is 60. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect a withdrawal from the participant’s employee account and vested employer account. Upon furnishing proof of financial necessity, a participant is eligible for a hardship withdrawal from the participant’s employee account. Employee deferrals can not be made for six months after a hardship is taken. Benefits are payable in a lump-sum amount.

The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.

(i) Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend the Plan to discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce Company contributions at any time by amending the Plan. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Actual results could differ from these estimates.

(c) Risks and Uncertainties

The Plan provides for investment in mutual funds, a money market fund, a common/collective trust fund and a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 (ASU 2014-09) Revenue from Contracts with Customers, (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance through the Industry Topics of the Codification. ASU 2014-09 is effective for public entities in annual reporting periods that begin after December 15, 2016. We do not expect the adoption of this update to have a significant impact on the Plan’s financial statements.

(e) Investment Valuation and Income Recognition

Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note 9—Fair Value Measurements for discussion of fair-value measurements.

The PIMCO Stable Income Fund (the “Fund”) seeks to provide current income in excess of money market investments and reduce the risk of principal loss over time. Plan participants acquire investment units in the Fund, with each unit representing an undivided interest in the underlying assets of the Fund. The Fund is a common/collective trust fund that primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and separate account contracts) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fund trust deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. As of December 31, 2013 and 2012, the Fund trust did not hold any traditional GICs. Separate account contracts are similar in structure to traditional GICs, except that the underlying assets are held in a separate account contract for the benefit of the Fund trust. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds and derivatives contracts (the underlying portfolio) that are owned by the Fund trust. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund trust, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Fund trust meets the requirements of a fully benefit-responsive investment, meaning that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant’s principal plus accrued interest. The Plan’s investment in the Fund units may have a fair value higher or lower than the contract value of the Fund, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by the Fund. The fair value of these investments and the adjustment from fair value to contract value are reported on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

The Plan’s continuing ability to transact with the Fund at contract value may be restricted or limited upon occurrence of certain Fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the Fund as a Plan investment option and fully withdraw all invested balances from the Fund. The Plan is restricted from withdrawing all assets from the Fund for a period of up to two years at the discretion of the Fund’s administrator.

Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(f) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes receivable from participants are reclassified as a distribution based upon the terms of the plan document.

(g) Expenses

Loan processing fees and check fees are charged to the accounts of the participants who have elected to take distributions from their accounts. All other administrative expenses of the Plan, including audit and legal fees, are paid by the Plan, as provided in the plan document. Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in the applicable fund’s prospectus and disclosed to participants through a participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.

(h) Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2013 and 2012, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

(i) Line of Credit

The trustee has arranged to utilize a line of credit to facilitate the purchase activity in the event that disbursement transactions on any given day exceed the cash position available in the unitized fund. At December 31, 2013 and 2012, there was no outstanding balance related to this line of credit.

(3) Investments

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

2013:
Team, Inc. Common Stock	$31,988,293
PIMCO Stable Income Fund(1)	11,214,507
Fidelity Advisor New Insights Fund-Class A	10,820,744
Dreyfus Basic S&P 500 Stock Index Fund	10,777,087
Fidelity Advisor Leveraged Company Stock Fund-Class A	7,969,868

(1)	Contract value of $11,432,003 at December 31, 2013

2012:
Team, Inc. Common Stock	$32,991,597
PIMCO Stable Income Fund (1)	8,155,821
Fidelity Advisor New Insights Fund-Class A	7,842,252
Dreyfus Basic S&P 500 Stock Index Fund	7,734,740

(1)	Contract value of $8,131,393 at December 31, 2012

(4) Team, Inc. Common Stock Voting Rights

At December 31, 2013 and 2012, the Plan held 755,510 and 867,287 shares of the Company’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.

(5) Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 23% and 29% of total investments at fair value as of December 31, 2013 and 2012, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in over 125 locations throughout the world. As a result of this concentration, any significant fluctuation in the market value of Team, Inc. common stock could affect individual participant accounts and the net assets of the Plan.

(6) Federal Income Tax Status

Management considers the Plan to be in compliance with Section 401(a) of the IRC and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated March 31, 2008 received by Fidelity Management Trust Company states that the form of the prototype plan is acceptable under IRC Section 401(a) for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the plan will be considered to be qualified under IRC Section 401(a) provided all the terms of the Plan are met and the Plan does not discriminate in favor of key or highly compensated employees. Although the Plan has been amended since adopting the prototype plan, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2013 and 2012.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(7) Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are authorized by contract provisions and an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(8) Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. During 2013, the Company incurred an expense of $199 relating to remittance to the Plan of earnings on delinquent contributions and loan repayments related to 2012.

(9) Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), provides the framework for measuring fair value. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lower priority to unobservable inputs (Level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock—Valued using quoted market prices for the identical security in an active market.

Common/Collective Trust Fund—Valued using the net asset value (NAV) of the Fund, which is based on the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The Fund units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2—Summary of Significant Accounting Policies.

Mutual Funds—Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

Money Market Fund—Valued using the NAV of the fund shares.

Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2013
Common stock
Team, Inc. common stock	$31,988,293	$—	$—	$31,988,293
Common/collective trust fund
Stable income fund (1)	—	11,214,507	—	11,214,507
Mutual funds
Mid/Large Cap Stock	69,249,558	—	—	69,249,558
Small Cap Stock	10,686,021	—	—	10,686,021
International	7,322,043	—	—	7,322,043
Fixed Income	7,412,585	—	—	7,412,585
Money market fund	330,311	—	—	330,311

Total	$126,988,811	$11,214,507	$—	$138,203,318

(1)	This fund is designed with the view of capital preservation and income generation, as described in Note 2 – Summary of Significant Accounting Policies.

	Level 1	Level 2	Level 3	Total
December 31, 2012
Common stock
Team, Inc. common stock	$32,991,597	$—	$—	$32,991,597
Common/collective trust fund
Stable income fund (1)	—	8,155,821	—	8,155,821
Mutual funds
Mid/Large Cap Stock	43,236,743	—	—	43,236,743
Small Cap Stock	6,718,587	—	—	6,718,587
International	5,583,928	—	—	5,583,928
Fixed Income	12,245,183	—	—	12,245,183
Money market fund	760,772	—	—	760,772

Total	$101,536,810	$8,155,821	$—	$109,692,631

(1)	This fund is designed with the view of capital preservation and income generation, as described in Note 2 – Summary of Significant Accounting Policies.

Certain reclassifications have been made to prior year presentation to conform to the current year presentation. The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between Level 1, Level 2, or Level 3 for the Plan during the periods presented.

(10) Subsequent Events

On May 9, 2014, the Plan was amended to facilitate the merger of the TCI Services Incorporated 401(k) Profit Sharing Plan and Global Ascent, Inc. 401(k) Profit Sharing & Trust into the Plan effective July 1, 2014. TCI Services, Inc. was acquired by Team in December 2012 and Global Ascent, Inc. was acquired by Team in October 2013. Total estimated assets to be transferred into the Plan as a result of the mergers will be approximately $4,000,000.

Additionally, on May 9, 2014, the Plan was amended to allow Plan participants to make Roth 401(k) contributions effective July 1, 2014.

Finally, on May 9, 2014, the Plan was amended to increase the automatic enrollment deferral percentage from 4% to 6% of a participant’s eligible pay effective July 1, 2014.

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

(11) Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported on Form 5500 at fair value, different from the accompanying financial statements that are reported at contract value.

The following is a reconciliation of net assets available for benefits per the financial statements to those included in Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$144,408,945	$114,370,810
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(217,496)	24,428

Net assets available for benefits per Form 5500	$144,191,449	$114,395,238

The following is a reconciliation of investment income for the year ended December 31, 2013 per the financial statements to that included in Form 5500:

Total investment income per the financial statements	$20,874,830
Add interest income on notes receivable from participants	214,575
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
Less December 31, 2012	(24,428)
Less December 31, 2013	(217,496)

Total investment income per Form 5500	$20,847,481

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

EIN # 74-1765729, Plan # 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2013

	Total that Constitute Non exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Check Here if Late Participant Loan Repayments are included: ☑ $164,848	—	—	—	$164,848

On June 19, 2013, the Company reimbursed the Plan for additional lost interest of $199.

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

EIN # 74-1765729, Plan # 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(c)	(d)		(e)
Identity of issue, borrower, lessor, or similar party/description of investments, including maturity date and rate of interest	Cost		Current value
Common/Collective Trust Fund:
PIMCO Stable Income Fund	(a	)	$11,214,507

Total Common/Collective Trust Fund			11,214,507
Fixed Income:
Columbia Intermediate Bond Fund – Class A	(a	)	2,027,444
Loomis Sayles Bond Fund Administrative Class	(a	)	5,226,978
*Fidelity Advisor Freedom Income Fund – Class A	(a	)	158,163

Total Fixed Income			7,412,585
Mid/Large Cap Equities:
Dreyfus Basic S&P 500 Stock Index Fund	(a	)	10,777,087
*Fidelity Advisor Leveraged Company Stock Fund – Class A	(a	)	7,969,868
*Fidelity Advisor Mid Cap II Fund – Class A	(a	)	3,723,140
Columbia Dividend Opportunity Fund – Class A	(a	)	6,116,936
*Fidelity Advisor New Insights Fund – Class A	(a	)	10,820,744
*Fidelity Advisor Freedom 2005 Fund – Class A	(a	)	6,375,455
*Fidelity Advisor Freedom 2010 Fund – Class A	(a	)	379,846
*Fidelity Advisor Freedom 2015 Fund – Class A	(a	)	2,014,364
*Fidelity Advisor Freedom 2020 Fund – Class A	(a	)	2,351,119
*Fidelity Advisor Freedom 2025 Fund – Class A	(a	)	1,678,867
*Fidelity Advisor Freedom 2030 Fund – Class A	(a	)	6,585,783
*Fidelity Advisor Freedom 2035 Fund – Class A	(a	)	2,534,386
*Fidelity Advisor Freedom 2040 Fund – Class A	(a	)	1,898,733
*Fidelity Advisor Freedom 2045 Fund – Class A	(a	)	2,094,740
*Fidelity Advisor Freedom 2050 Fund – Class A	(a	)	2,638,513
*Fidelity Advisor Freedom 2055 Fund – Class A	(a	)	1,289,977

Total Mid/Large Cap Equities:			69,249,558
International:
Oppenheimer Developing Markets Fund – Class A	(a	)	3,158,856
JM Morgan International Equity Fund – Select Class	(a	)	2,162,459
Allianz GI NFJ International Value Fund – Class A	(a	)	2,000,728

Total International			7,322,043
Company Stock:
*Team, Inc. Common Stock	(a	)	31,988,293

Total Company Stock			31,988,293
Money Market:
*Fidelity Institutional Cash Portfolio	(a	)	330,311

Total Money Market			330,311
Small Cap Equities:
Allianz GI NFJ Small-Cap Value Fund – Class A	(a	)	4,985,643
Oppenheimer Discovery Fund – Class A	(a	)	5,700,378

Total Small Cap Equities:			10,686,021
* Participants loans; interest rates ranging from 4.25% to 9.25% maturities January 2014 to July 2038	0		5,620,552

			$143,823,870

*	Party-in-interest.
(a)	Cost omitted for Participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/S/ TED W. OWEN
Ted W. Owen Executive Vice President and Chief Financial Officer

June 6, 2014

EXHIBIT INDEX

Exhibit 23.1 Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of KPMG L.L.P., Independent Registered Public Accounting Firm